[redacted]

08025558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2008
Washington, DC

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

Jackson	Tennessee	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III (731) 668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

227 Oil Well Road	Jackson	Tennessee	38305
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/12

OATH OR AFFIRMATION

I, Geroge T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ANN HOPKINS NOTARY PUBLIC AT LARGE ... SON COUNTY, TN

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [N] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [N] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [N] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [N] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [N] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [N] (m) A copy of the SIPC Supplemental Report.
- [N] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER OAK SECURITIES, INC.

JACKSON, TENNESSEE

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

ATA
ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

227 Oil Well Road
Jackson, TN 38305

Telephone: (731) 427-8571
Fax: (731) 424-5701

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

We have audited the accompanying balance sheet of Silver Oak Securities, Inc. (Company) as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance above whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by regulations under the CEAct. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alexander Thompson Arnold PLLC
Certified Public Accountants
Jackson, Tennessee
February 15, 2008

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

SILVER OAK SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets	
Cash	$ 378,459
CRD account	1,173
Other receivables	319,726
Security deposit held by broker	15,018
Deferred income tax asset	1,329
TOTAL ASSETS	$ 715,705

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 314,634
Accounts payable	6,383
Accrued income taxes	19,999
TOTAL LIABILITIES	341,016
Stockholder's Equity	
Common stock:	
Class A	55,225
Class B	183,000
Retained earnings	136,464
TOTAL STOCKHOLDER'S EQUITY	374,689
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 715,705

See accompanying notes.

SILVER OAK SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 3,482,835
Interest	8,167
Other income	101,168
TOTAL REVENUE	3,592,170
EXPENSES	
Employee compensation and benefits	288,147
Commissions	2,990,101
Interest	144
General office	92,821
Other expenses	110,171
TOTAL EXPENSES	3,481,384
NET EARNINGS BEFORE INCOME TAXES	110,786
INCOME TAX (EXPENSE)	(30,545)
NET INCOME	$ 80,241

See accompanying notes.

SILVER OAK SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Common Stock-Class A		Common Stock-Class B		Paid-In	Retained	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at beginning of year	1,610,000	$ 16,100	-	$ -	-	$ -	$ 39,125	$ 56,223	$ 111,448
Transactions incident to reorganization (see Note 4)	(1,610,000)	(16,100)	76,000,000	55,225	15,320,000	183,000	(39,125)		183,000
Net income	-	-	-	-	-	-	-	80,241	80,241
Balance at end of year	-	$ -	76,000,000	$ 55,225	15,320,000	$ 183,000	$ -	$ 136,464	$ 374,689

See accompanying notes.

SILVER OAK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net Income	$ 80,241
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in receivables	99,413
Increase in other assets	(18)
Increase in deferred tax asset	(94)
Decrease in accounts payable	(129,375)
Increase in accrued income taxes	10,647
Net cash provided by operating activities	60,814
Cash flows from financing activities	
Increase in common stock	222,125
Decrease in paid in capital	(39,125)
Net cash provided by financing activities	183,000
Net increase in cash	243,814
Cash at beginning of the period	134,645
Cash at end of the period	$ 378,459

Supplemental disclosures of cash flow information:	
Cash paid during the year for income taxes	$ 11,625

See accompanying notes.

Note (1) - Summary of Significant Accounting Policies

A - Trade Accounts Receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

B - Income Taxes:

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

C - Cash Flows:

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. There were no cash equivalents during the year ended December 31, 2007.

D - Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note (2) - Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

Note (3) - Income Taxes

The net deferred taxes in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities.

DEFERRED TAX ASSET	
Federal	$ 927
State	402
	1,329
DEFERRED TAX LIABILITY	
Federal	-
State	-
	-
NET DEFERRED TAX ASSET	$ 1,329
NET FEDERAL TAX ASSET	$ 927
NET STATE TAX ASSET	$ 402

The components of income tax benefit (expense) are as follows:

CURRENT	
Federal	$ (23,470)
State	(7,169)
	(30,639)
DEFERRED	
Federal	65
State	29
	94
	$ (30,545)

The income tax provision differs from the benefit (expense) that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes.

Note (4) - Capital Stock

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2007, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,320,000 shares of Class B stock have been issued and remain outstanding.

Note (5) - Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in one financial institution located in Lexington, Tennessee. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balances total $316,864.

Note (6) - Related Party Transactions

During a portion of the year ended December 31, 2007, the Company was owned by WEH Investments, LLC (WEH). Pursuant to a business reorganization that was effective December 5, 2007, the Company was no longer owned by WEH. The Company had a management services agreement with WEH whereby WEH agreed to make direct payment to vendors and creditors of the Company for the following types of expenses: meals, entertainment, travel, office expenses, postage and shipping, telephone, and rent. However, the agreement was terminated in mid February in anticipation of the reorganization. As consideration for these management services, the Company was liable for a monthly fee of $5,000. The total payments for the period ended December 5, 2007, was $10,500.

During the year ended December 31, 2007, the Company paid commissions to related parties in the amount of $61,881. In addition, approximately $6,100, of commissions payable to these individuals was included in accrued expenses as of December 31, 2007.

The Company paid officer salaries in the combined amount of $250,000 to two employees who are also shareholders of the Company.

Note (6) - Related Party Transactions (Cont'd)

The Company leases office space from Hopkins Anderton Partnership. The lease began March 1, 2007, and ends February 29, 2008, with an option to renew for one year. The Company is obligated to pay a total of $12,000 in monthly installments of $1,000.

Note (7) - Net Capital Requirements

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

SUPPLEMENTAL SCHEDULE

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

	REPORTED IN FORM X-17A-5	RECONCILING ITEMS	REPORTED IN AUDIT REPORT
COMPUTATION OF NET CAPITAL			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 374,689	$ -	$ 374,689
Deductions:			
CRD account	(1,173)	-	(1,173)
Receivables from noncustomers	(26,266)	18	(26,248)
Deferred income tax asset	(1,329)	-	(1,329)
Other deductions	-	(18)	(18)
Net capital before haircuts on securities positions	345,921	-	345,921
Haircuts on security positions	(300)	-	(300)
Net capital	$ 345,621	$ -	$ 345,621
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 22,734	$ -	$ 22,734
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 22,734	$ -	$ 22,734
Excess net capital	$ 322,887	$ -	$ 322,887
Excess net capital at 100%	$ 311,520	$ -	$ 311,520
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities from balance sheet/ aggregate indebtedness	$ 341,016	$ -	$ 341,016
Percentage of aggregate indebtedness to net capital	99%	0%	99%

EXPLANATION OF RECONCILING ITEMS

The reconciling items, and effects thereof, are attributable to the following:

(1) The interest earned for the year on the balance in the CRD account.

See independent auditor's report.

ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

227 Oil Well Road
Jackson, TN 38305

Telephone: (731) 427-8571
Fax: (731) 424-5701

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In planning and performing our audit of the financial statements of Silver Oak Securities, Inc. (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency and another deficiency that we consider to be a material weakness.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN

Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

Segregation of Duties

Condition: During our procedures to gain an understanding of internal control, we noted inadequate segregation of duties between the accounting and custody functions. With the same individual performing all accounting functions, there exists an opportunity for concealment of theft or misappropriation of assets.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits derived from doing so.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiency constitutes a material weakness:

Preparation of Financial Statements

Condition: The Company does not have an employee or member of management that possesses the skills or knowledge to apply generally accepted accounting principles in recording certain financial transactions of the entity or preparing its financial statements.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits to be derived from doing so. As such, management has elected to have its auditor propose necessary year end adjustments and to draft the annual financial statements.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the CFTC's objectives.

The Company's written responses to the significant deficiency and the material weakness identified in our audit have not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on them.

This communication is intended solely for the information and use of management, Board of Directors, others within the organization, the CFTC, and other regulatory agencies that rely on Regulation 1.16 under the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Certified Public Accountants

Jackson, Tennessee
February 15, 2008

ATA
ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

227 Oil Well Road
Jackson, TN 38305

Telephone: (731) 427-8571
Fax: (731) 424-5701

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

February 15, 2008

Board of Directors
Silver Oak Securities
3339 N. Highland Avenue
Jackson, Tennessee 38305

We have audited the financial statements of Silver Oak Securities for the years ended December 31, 2007, and have issued our report thereon dated February 15, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 3, 2008, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Silver Oak Securities. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Silver Oak Securities are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during fiscal year ending December 31, 2007. We noted no transactions entered into by Silver Oak Securities during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Silver Oak Securities' financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by Silver Oak Securities, either individually or in the aggregate, indicate matters that could have a significant effect on Silver Oak Securities' financial reporting process.

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as Silver Oak Securities' auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in obtaining supporting documentation while performing the audit.

Privacy Policy of Independent Auditors

For current and former clients, we do not disclose any nonpublic personal information obtained in the course of our practice except as required or permitted by law. Permitted disclosures include, for instance, providing information to our employees, and in limited situations, to unrelated third parties who need to know that information to assist us in providing services to you. In all situations, we stress the confidential nature of information being shared.

We retain records relating to professional services that we provide so that we are better able to assist you with your professional needs and, in some cases, to comply with professional guidelines. In order to guard your nonpublic personal information, we maintain physical, electronic, and procedural safeguards that comply with our professional standards.

Very truly yours,

Alexander Thompson Arnold PLLC

Alexander Thompson Arnold PLLC

END